Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2023

(Expressed in Canadian Dollars unless otherwise stated)

September 13, 2023

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

General

This management's discussion and analysis ("MD&A") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and the notes thereto for the three months ended July 31, 2023, and its Annual Information Form (the "AIF") and audited consolidated financial statements, including the notes thereto for the year ended April 30, 2023, copies of which are available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Company's condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of September 13, 2023.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

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the ongoing operation of the properties in which the Company holds or may hold uranium interests;
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future events or performance;
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the impact of general business and economic conditions;
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future debt levels, financial capacity, liquidity and capital resources;
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anticipated future sources of funds to meet working capital requirements;
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future capital expenditures and contractual commitments;
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expectations respecting future financial results;
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expectations with respect to the Company's financial position;
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expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand;

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expectations regarding supply and demand for uranium;
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conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
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expectations regarding the Company's business plans, strategies, growth and results of operations;
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the Company's dividend policy;
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the financial and operational strength of counterparties;
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production volumes;
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mineral resources and mine life;
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governmental regulatory regimes with respect to environmental matters; and
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governmental taxation regimes.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

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market prices of uranium;
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global economic and financial conditions;
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demand for uranium;
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uranium supply;
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industry conditions;
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the ongoing operation of the properties in which the Company holds or may hold uranium interests;

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future operations and developments on the properties in which the Company holds or may hold interests; and
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the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

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limited or no access to data or the operations underlying the Company's interests;
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dependence on third party operators;
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risks related to political unrest in Kazakhstan, which could negatively impact the Company's investment in Yellow Cake plc ("Yellow Cake") and its option to purchase uranium from Yellow Cake;
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dependence on future payments from owners and operators of the Company's royalty and other interests;
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royalties, streams and similar interests may not be honoured by operators of a project;
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risks relating to buy-back and similar rights held by the operators of the Company's interests;
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the impact of project costs on profit-based royalties, such as net profit interest ("NPI") royalties;
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risks faced by owners and operators of the properties underlying the Company's interest;
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title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
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volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
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changes in general economic, financial, market and business conditions in the industries in which uranium is used;
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risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;
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risks related to the public acceptance of nuclear energy in relation to other energy sources;
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alternatives to and changing demand for uranium;
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the absence of any public market for uranium;

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investment price risks, which may affect the value of the Company's current and future equity investments, including those in Yellow Cake and Queen's Road Capital Investment Ltd. ("QRC");
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commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
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risks associated with future acquisitions;
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effects of competition and pricing pressures;
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actual results differing materially from management estimates and assumptions;
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any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
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risks related to the competitive nature of the royalty and streaming business;
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regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
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macroeconomic developments and changes in general economic, financial, market and business conditions in the industries in which uranium is used;
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liquidity risks in connection with the Company's equity investments, including those in Yellow Cake and QRC;
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reduced access to debt and equity capital;
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fluctuations in the value of the Canadian dollar;
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fluctuations in the market prices of the Company's investments;
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risks related to foreign exchange rate fluctuations;
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any inability of the Company to execute its growth strategy;
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any inability to attract and retain key employees;
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litigation;
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risks associated with First Nations land claims;
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potential conflicts of interests;
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any inability to ensure compliance with anti-bribery and anti-corruption laws;
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any future expansion of the Company's business activities;
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any failure to maintain effective internal controls;

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

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changes in legislation, including permitting and licensing regimes and taxation policies, including regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or other interests are located;
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risks related to epidemics, pandemics and other health crises;

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risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
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the other risks described under "Risk Factors" in the AIF and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedarplus.ca.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under "Risk Factors" noted above.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or Subpart 1300 of Regulation S-K ("S-K 1300"), as applicable.

The United States Securities and Exchange Commission (the "SEC") has adopted mining disclosure rules under S-K 1300. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300. Under S-K 1300, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023 mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed in this MD&A and the Company's other disclosure documents, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained herein may contain descriptions of the projects underlying the Company’s interests that differ from similar information made available by Canadian and United States issuers.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through engaging in physical uranium transactions.

The Company's common shares without par value (the "Common Shares") and certain of its common share purchase warrants, exercisable into one URC Share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and "URC.WT", respectively and its Common Shares are listed on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY". Certain of the Company's common share purchase warrants, exercisable into one URC Share at an exercise price of $1.40 per share until December 6, 2024 (the "Unlisted Warrants" and, collectively with the Listed Warrants, the "Warrants"), are not listed or quoted for trading on any stock exchange or marketplace.

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interest on uranium projects and physical uranium holdings. The Company's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and engaging in physical uranium trading from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices,

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023 without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire the following:

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royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
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uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
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off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
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direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

The Company also acquires physical uranium inventories from time to time, where it believes there is an opportunity to provide attractive commodity price exposure to shareholders. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities' uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech LLC.

During the three months ended July 31, 2023, uranium prices averaged US$55.30 per pound U3O8, representing an approximate 14% increase compared to the average price of US$48.71 per pound U3O8 in the corresponding period in 2022. As at July 31, 2023, the uranium price was US$56.25 per pound U3O8, representing an approximate 4% increase from April 30, 2023 when the price was US$53.85 per pound U3O8 (Source: UxC LLC Ux Month-End Price). The period from May 2023 to July 2023 was marked by continued volatility as the price fluctuated between US$53.30 per pound U3O8 and US$57.75 per pound U3O8 (Source: UxC LLC Historical Ux Daily Price).

Uncertainties regarding potential Russian uranium sanctions, transportation risks, embargo and other geopolitical concerns continued to weigh on buyers. As a result, many have prioritized the sourcing of Western uranium, conversion and enrichment services for assurance of supply reasons. These buyers have also turned their focus to long term uranium contracting over shorter-term spot or medium term strategies. The presence, or absence, of financial buyers, like Sprott Physical Uranium Trust, have also become a big driver of spot market volumes. As such, weaker equity prices can sometimes sideline these buyers when their shares are trading at a discount to their net asset values.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Global Market Developments

Over the past few years, global uranium market fundamentals have been generally improving as the market transitions from an inventory driven to more of a production driven market. The spot market bottomed in November 2016 at about US$17.75 per pound U3O8 and stood at US$62.00 per pound on September 12, 2023 (Source: UxC LLC Ux U3O8 Daily Price). Production dropped to a multi-year low in 2020 at about 122 million pounds but began to recover in 2021 and totaled about 129 million pounds in 2022, still well below reactor requirements (Source: UxC 2023 Q3 Uranium Market Outlook). Global supply and demand projections show a structural deficit between production and utility requirements averaging about 40 million pounds a year over the next 10 years and increasing thereafter (Source: UxC 2023 Q3 Uranium Market Outlook). The current gap is being filled with secondary market sources, including finite inventory that is projected to decline in coming years. As secondary supplies continue to diminish, and as existing mines deplete resources, new production will be needed to meet existing and future utility demand. This is expected to require higher prices to stimulate new mining investment with market prices still below incentive prices for many producers.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine as Russia is a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions, pending legislation and buyer avoidance of Russian fuel is causing a fundamental change to the nuclear fuel markets. The Company believes this is resulting in a bifurcation of the uranium market, increasing an already notable supply gap for western utilities. Secondary supply is also likely to be further reduced with western enrichers reversing operations from underfeeding to overfeeding that requires more uranium to increase the production of enrichment services. While these situations are still unfolding, new trends appear to be pointing towards U.S. and European utilities beginning to shift more focus to security of supply with production from areas of low geopolitical risk. Additionally, the recent coup in Niger is underscoring jurisdictional risk with that country accounting for about 5% of global uranium production and about 25% of European Union supply in 2022 (Source: World Nuclear Association / Reuters).

On the demand side of the equation, the global nuclear energy industry continues robust growth, with 66 new reactors connected to the grid from 2014 to August 2023 and another 57 reactors were under construction as of August 2023. During 2023, 4 new reactors have been connected to the grid and 5 reactors were permanently shutdown (Source: International Atomic Energy Association Power Reactor Information System and World Nuclear Association, August 2023). In October 2022, World Nuclear News reported that: "The International Energy Agency (IEA) projects more than a doubling of nuclear generation by 2050 with at least 30 countries increasing their use of nuclear power, in the Net Zero Emissions by 2050 scenario of its latest World Energy Outlook (WEO)". Additional upside market pressure is also emerging as utilities return to a longer-term contracting cycle to replace expiring contracts; something the market has not experienced for several years. Increasing demand has also occurred with financial entities and various producers purchasing significant quantities of drummed uranium inventory, further removing excess near term supplies.

Recent Developments

Graduation to the TSX

On July 6, 2023, the Company graduated from the TSX Venture Exchange to the TSX. The Common Shares and Listed Warrants were listed on the TSX under the symbols "URC" and "URC.WT" respectively.

Repayment of BMO Credit Facility

On May 3, 2023, the Company repaid $9.7 million (US$7.2 million), representing all principal, interest and fees outstanding, and extinguished its margin loan facility (the "BMO Credit Facility") with Bank of Montreal.

At-the-Market Equity Program

On August 8, 2023, the Company renewed its at-the-market equity program (the "ATM Program") by entering into an equity distribution agreement (the "2023 Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"). The 2023 Distribution Agreement allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of Common Shares (the "ATM Shares") under the ATM Program to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the 2023

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2024.

No ATM Shares were distributed by the Company during the three months ended July 31, 2023.

Physical Uranium

As at July 31, 2023, the Company holds 1,548,068 pounds of physical uranium at a weighted average cost of US$43.32 per pound U3O8.

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds of physical uranium at a weighted average price of US$47.71 per pound U3O8 for a total of $31.7 million. CGN is contracted to deliver 300,000 pounds U3O8 on October 20, 2023, 100,000 pounds U3O8 on June 14, 2024, and 100,000 pounds U3O8 on April 2, 2025. Payments by the Company are required in October 2023, June 2024 and April 2025.

Following the announcement made by Cameco Corporation ("Cameco") to restart production at McArthur River mine in November 2022, the Company has elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. URC's royalty interest represents a 1% gross overriding royalty on a 9.063% share of uranium production from the McArthur River mine derived from a 30.195% production interest in the project held by Orano Canada Inc. ("Orano"). On August 31, 2023, Orano settled the royalty payments related to the production from the McArthur River mine for November and December 2022 by delivering 1,038 pounds U3O8 to the Company's storage account at Blind River in Canada.

On August 2, 2023, the Company entered into an agreement to sell 200,000 pounds of physical uranium at a weighted average price of US$56.15 per pound U3O8 for a total consideration of US$11.2 million. The delivery of the physical uranium was completed on September 8, 2023.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the three months ended July 31, 2023.

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Cigar Lake – Cameco disclosed in a news release dated May 19, 2022, that Cameco and Orano had increased their stake in the Cigar Lake Joint Venture by acquiring Idemitsu Canada Resources Ltd.'s 7.875% participating interest. This increased Cameco's ownership stake to 54.547% and Orano's ownership stake to 40.453%. TEPCO Resource Inc. retains the remaining 5% interest in the property. This change in Orano's equity does not affect the Company's current royalty value on the Waterbury Lake / Cigar Lake Project. The net profits interest (NPI) royalty remains applicable on a 3.75% share of overall uranium production but is simply drawn from Orano's increased ownership stake.

In Cameco's management's discussion and analysis for the year ended December 31, 2022 (the "Cameco 2022 MD&A"), Cameco disclosed 18 million pounds U3O8 (on a 100% basis) of total packaged production from Cigar Lake in 2022, bringing total packaged production to date to 123 million pounds. Cameco stated updated plans for production from the Cigar Lake mine, with the intention to maintain production at the licensed production rate of 18 million pounds per year for 2024, representing an increase from Cameco's previously disclosed plan of 13.5 million pounds per year. Cameco stated the change was based on contracting success and the improved outlook for the uranium market. Cameco indicated that the potential for supply chain impacts on construction materials, equipment and labour remains uncertain and could reintroduce production risk in 2023 and future years.

Further, in the Cameco 2022 MD&A, Cameco provided an updated NI 43-101 mineral reserve estimate in the Cameco 2022 MD&A with an effective date of December 31, 2022, which estimated proven reserves of 110.7 million pounds U3O8 (308.9 thousand tonnes at an average grade of 16.25% U3O8) and probable reserves of 44.1 million pounds U3O8 (99.1 thousand tonnes at an average grade of 20.19% U3O8). The updated reserve estimate was estimated by Cameco using a metal price assumption of US$53 per pound U3O8 and an exchange rate of US$1.00 to $1.26. Ore reserves were reported on a 100% ownership basis. Cameco also included an updated mineral resource estimate effective December 31, 2022 in the Cameco 2022 MD&A for the Cigar Lake operation with measured resources of 6.4 million pounds U3O8 (48.0 thousand tonnes at

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023 an average grade of 6.06% U3O8) and indicated resources of 98.9 million pounds U3O8 (314.1 thousand tonnes at an average grade of 14.28% U3O8). The measured and indicated U3O8 mineral resources disclosed by Cameco did not include those mineral resources modified to produce the ore reserves (as reported above) and were reported on a 100% ownership basis.

Cameco further disclosed in its management's discussion and analysis for the quarter ended March 31, 2023, an additional 3.8 million pounds (100% basis) of production over the first quarter of 2023, with Cameco's share of such production being 2.1 million pounds. Cameco disclosed an additional 3.8 million pounds (100% basis) of production in the second quarter of 2023, with Cameco's share of such production being 2.1 million pounds. Cameco further stated that production in the second quarter was negatively impacted by completion of development and commissioning activities and achievement of first production from a new mining area.

Cameco disclosed in a news release dated September 3, 2023, that production at the Cigar Lake mine is expected to be reduced from 18 million pounds U3O8 (on a 100% basis) to 16.3 million pounds U3O8 (on a 100% basis) in calendar year 2023. Cameco stated that mining activities at the Cigar Lake operation were initiated from a new zone in the orebody (west pod) in the second quarter of 2023, which impacted productivity. As mining activities continued in the west pod during the third quarter of 2023, equipment reliability issues emerged which further affected performance. The mine is scheduled to enter its planned annual maintenance shutdown that will run through most of September 2023. Cameco also indicated that any pounds it does not produce this year will remain available to Cameco and, with increasing supply pressures, potentially become more valuable when delivered in the future.

As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

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McArthur River – In February 2022, Cameco announced plans to transition from care and maintenance to planned production of 15 million pounds per year (100% basis) by 2024. In the Cameco 2022 MD&A, Cameco stated total packaged production from McArthur River and Key Lake in 2022 was 1.1 million pounds U3O8 (of which 0.8 million pounds was Cameco's share) as the mine and mill resumed production. Cameco further stated updated production plans for the McArthur River operation, disclosing potential production of 15 million pounds U3O8 (100% basis) in annual production in 2023, 40% below the licensed capacity of the Key Lake mill (25 million pounds per year). Cameco further stated 18 million pounds of production is projected for McArthur River in 2024 instead of the previously announced planned production of 15 million pounds per year.

The Cameco 2022 MD&A included an updated mineral reserve estimate effective December 31, 2022 for the McArthur River operation, with proven reserves of 329.9 million pounds U3O8 (2,138.3 thousand tonnes at an average grade of 7.00% U3O8) and probable reserves of 64.0 million pounds U3O8 (530.7 thousand tonnes at an average grade of 5.47% U3O8). The updated ore reserve was estimated by Cameco using a metal price assumption of US$53 per pound U3O8 and an exchange rate of US$1.00 to $1.26. Ore reserves were reported on a 100% ownership basis.

The Cameco 2022 MD&A also included an updated mineral resource estimate dated effective December 31, 2022 for the McArthur River operation with measured resources of 3.7 million pounds U3O8 (74.9 thousand tonnes at an average grade of 2.23% U3O8) and indicated resources of 3.1 million pounds U3O8 (63.0 thousand tonnes at an average grade of 2.23% U3O8). The measured and indicated U3O8 mineral resources did not include those mineral resources modified to produce the ore reserves (as reported above) and were reported on a 100% ownership basis.

Cameco further disclosed that, with the extended period of time the assets were on care and maintenance, the operational changes made, and commissioning issues that Cameco have worked through at the mill, which caused delays to the production schedule in 2022, there is continued uncertainty regarding the timing of a successful ramp up to planned production and the associated costs. In addition, inflation, the availability of personnel with the necessary skills and experience, and the potential impact of supply chain challenges on the availability of materials and reagents carry with them the risks of not achieving their production plans, production delays and increased costs. It further disclosed that the current operating license from the Canadian Nuclear Safety Commission ("CNSC") for both Key Lake and McArthur River expires

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023 in October 2023. A licensing hearing was held by the CNSC in June 2023, and its decision is expected later in 2023. No disruption to operations or significant risks are expected from this process.

In Cameco's management's discussion and analysis for the quarter ended March 31, 2023, Cameco disclosed a total of 3.4 million pounds (100% basis) of production over the first quarter of 2023, with Cameco's share of such production being 2.4 million pounds. Cameco further disclosed in its management's discussion and analysis for the quarter ended June 30, 2023 an additional 3.3 million pounds (100% basis) of production over the second quarter of 2023, with Cameco's share of such production being 2.3 million pounds. This results in a stated total of 6.7 million pounds of production on a 100% basis from the McArthur River/Key Lake operations in the first six months ended June 30, 2023.

Cameco further disclosed in a news release dated September 3, 2023, that the production at the McArthur River and Key Lake operations for calendar year 2023 is anticipated to be 14 million pounds U3O8 (on a 100% basis), down from the previous forecast of 15 million pounds U3O8 (on a 100% basis). Cameco stated that there is continued uncertainty regarding planned production in calendar year 2023 at Key Lake due to the length of time the facility was in care and maintenance, the operational changes that were implemented, availability of personnel with the necessary skills and experience, and the impact of supply chain challenges on the availability of materials and reagents. These factors have combined to impact production at Key Lake, leading to the reduced forecast. The McArthur River mine continues to operate well and is expected to achieve its planned production for the year. Any ore from McArthur River that is not immediately processed at Key Lake will be stored in inventory for future milling.

Cameco also stated that the collective agreement with the United Steelworkers Local 8914 expired in December 2022, and negotiations to reach a new agreement have begun. As in the past, work continues under the terms of the expired collective agreement while negotiations proceed. Cameco further stated that there is a risk of labour disruption to the production plan if they are unable to reach an agreement.

•
Langer Heinrich – In an announcement dated July 19, 2022, Paladin Energy Ltd. ("Paladin") announced that its board of directors had made the decision to return the Langer Heinrich Mine to production, with first volumes targeted for the first quarter of calendar year 2024. Paladin further stated that total project capital expenditure had increased to US$118 million on a 100% project basis, (previous guidance of US$87 million), primarily driven by recent inflationary pressures across the project supply chain, brought forward power and water infrastructure works and increased owners team costs. In Paladin's quarterly activities report for the period ended December 31, 2022, Paladin continued to progress restart project activities focused on the return of the Langer Heinrich Mine to production targeted for the first quarter in calendar year 2024. In Paladin's quarterly activities report for the period ending June 30, 2023, Paladin stated that the project remained on track and on budget for first production in the first quarter of calendar year 2024.
•
Lance – On August 15, 2022, Peninsula Energy Ltd. ("Peninsula") announced the details of a definitive feasibility study peninsula("DFS") completed under JORC for the Ross and Kendrick projects at Lance. The key results from the DFS included a life of mine production of 14.4 million pounds U3O8 over 14 years of mine life, steady state production of 2.0 million pounds per year from year four of the study, and All-In Sustaining Costs of US$39.08 per pound. Included in the DFS is an updated resource summary including just the Ross and Kendrick projects. The estimate is broken into two areas, the first covers the Ross and Kendrick permit areas used in the DFS, which includes measured and indicated resource of 12.72 million pounds of U3O8 (10.74 million tonnes at an average grade of 0.05% U3O8) and an inferred resource of 9.09 million pounds of U3O8 (8.25 million tonnes at an average grade of 0.05% U3O8). The second area is estimated on the Barber resource area, which is not included in the DFS, which includes 3.13 million pounds of U3O8 (3.22 million tonnes at an average grade of 0.05% U3O8) and an inferred resource of 28.73 million pounds of U3O8 (21.15 million tonnes at an average grade of 0.05% U3O8).

In Peninsula's quarterly activities update for the period ended December 31, 2022, Peninsula stated that Strata Energy Inc. ("Strata"), a wholly-owned subsidiary of Peninsula, submitted applications with the Wyoming Department of Environmental Quality ("WDEQ") that would expand the approved license area of the Lance projects, with the inclusion of the Kendrick Production Area. An acceptance review of the amendment package documents will be conducted by the WDEQ as the next step of the regulatory process. The review and approval process for amendments of this nature are considered procedural and typically take eighteen to twenty-four months to complete. Peninsula also disclosed the start of a programme to

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023 systematically expand and enhance resources on the Lance project. A drilling programme is planned in 2023 to conduct resource quality enhancement drilling within Kendrick.

In a news release on July 19, 2023, Peninsula announced it would delay the re-start of production at Lance whilst it accelerated development of in-house resin processing and yellowcake production capability. This late shift in strategy was necessitated by the termination of the resin processing agreement between Peninsula and Uranium Energy Corporation ("UEC"). In a news release dated August 31, 2023, Peninsula announced updated plans to initiate production at Lance. Construction activities for an expanded plant will commence in late 2023, and wellfield development and construction activities will continue in advance of a planned production restart in late 2024. The new In-Situ Recovery plant is anticipated to produce up to 2.0 Mlbs per year of U3O8 yellowcake.

•
Roughrider Project – On May 2, 2023, UEC announced completion of a S-K 1300 Technical Report Summary for the Roughrider project titled "The Roughrider Uranium Project, Saskatchewan, Canada" with an issued date of April 25, 2023 (the "Roughrider Technical Report"), outlining 27.8 million pounds U3O8 in 389,000 tonnes grading 3.25% U3O8 in the Indicated category and 36.0 million pounds U3O8 in 359,000 tonnes grading 4.55% U3O8 in the Inferred category. The Roughrider Technical Report is available under UEC's profile at www.sedarplus.ca and www.edgar.com. Additionally, UEC indicated the intention of completing an expanded Technical Report Summary including the economic parameters on the project in 2023. On May 23, 2023, UEC announced that it had selected consultants to conduct an initial assessment economic study under S-K1300 of the project and environmental baseline work for the project.
•
Roca Honda – On March 11, 2022, Energy Fuels Inc. ("Energy Fuels") published an updated technical report titled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA" with an effective date of February 22, 2022, a copy of which can be found under Energy Fuels' profile at www.sedarplus.ca. The report included updated prior resource estimates for section 9, 10, 16 and 17 of the project, totaling 17.6 million pounds U3O8 (1.85 Mt at an average grade of 0.48% U3O8) in the measured and indicated categories, as well as an additional 13.8 million pounds U3O8 (1.51 Mt at an average grade of 0.46% U3O8) in the inferred category as at December 31, 2021. Energy Fuels stated a total of 3.06 million pounds of indicated resources and an additional 2.64 million pounds U3O8 of inferred resources specifically on Section 17 as at December 31, 2021. Mineral resources were estimated at a U3O8 cut-off grade of 0.19% U3O8. A minimum mining thickness of six feet was used, along with US$241 per ton operating costs, US$65 per pound U3O8 price, and 95% recovery. Bulk density is 0.067 ton/ft3 (15.0 ft3/ton or 2.14 t/m3).

The report also disclosed the results of a preliminary economic assessment ("PEA") for the project. In terms of key criteria, the report stated the following: total mill feed processed of 4.02 Mt at a rate of 1,150 short tons per day, an average U3O8 head grade of 0.36%, average mill recovery of 95%, resulting in a total of 27.5 million pounds U3O8 recovered. Average annual U3O8 sales are estimated at 2.5 million pounds per year for a mine life of 11 years. The assumed metal price utilized by the PEA was US$65 per pound U3O8. Life-of-mine capital costs totaled US$482.3 million, with life-of-mine operating costs estimated at US$945.9 million (excluding offsite costs, royalties, and severance taxes). The proposed production schedule has the mineralization from Section 17 mined in the first three years of the mine life, with a total of 4.23 million pounds U3O8 produced from Section 17 specifically. The foregoing PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the PEA will be realized.

•
Energy Queen – In February of 2022, Energy Fuels filed the La Sal Technical Report, which includes a mineral resource estimate for the Energy Queen project. The report disclosed an estimated inferred mineral resource of 749,000 pounds eU3O8 (147 thousand short tons or 133 thousand tonnes at an average grade of 0.25% eU3O8). In addition, the report stated inferred resources of 3.13 million pounds of V2O5 (147 thousand short tons or 133 thousand tonnes at an average grade of 0.1.07% V2O5). A copy of the La Sal Technical Report is available under Energy Fuels' profile at www.sedarplus.ca.

Energy Fuels stated that uranium resources are estimated at a cut-off grade of 0.17% U3O8, that vanadium resources are estimated based on calculations from U3O8 vs V2O5 regression analysis. In addition, the cut-off grade is calculated using a metal price of US$65 per pound U3O8 and that no minimum mining width was used in determining mineral resources, and that figures are based on a tonnage factory of 14.5 ft3/ton (Bulk density 0.0690 ton/ft3 or 2.21 t/m3).

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

•
Anderson – On July 13, 2022, UEC announced filing of a S-K 1300 Technical Report Summary disclosing updated mineral resources for the Anderson project, a copy of which is available under UEC's profiles at www.sedarplus.ca and www.sec.gov. The report disclosed total indicated resources of 32.1 million pounds eU3O8 in 16.2 Mt grading 0.099% eU3O8. The resources were calculated at a 0.02% eU3O8 grade cutoff and a 0.1 ft% GT cutoff. Mineral resources were estimated separately for each mineralized zone. The total contained mineralized material was first estimated, then reasonable prospects for economic extraction were applied. Mineral resources are not mineral reserves and do not have demonstrated economic viability. However, considerations of reasonable prospects for eventual economic extraction were applied to the mineral resource calculations. UEC further disclosed that the previous PEA report completed by UEC in 2014 is now considered historical and UEC is not treating the report as current. In its annual report on Form 10-K for the year ended July 31, 2022, UEC disclosed that it had not conducted any drilling to date on the Anderson project.
•
Michelin – In its quarterly activities report for the quarter ended December 31, 2022, Paladin stated that the sales process under the Michelin Joint Venture Agreement has commenced as required under the Joint Venture Agreement. In its quarterly activities report for the period ended June 30, 2023, Paladin stated that it retained its 75% interest in the Michelin Joint Venture, having completed the sale process required under the Michelin Joint Venture Agreement. Paladin further stated that the summer exploration program on the Michelin project for its fiscal year ending June 30, 2024 would commence shortly.
•
Reno Creek – In its annual report on Form 10-K for the year ended July 31, 2022, UEC disclosed that it plans to complete permit and license amendments to add new mineable acreage to the Reno Creek project. UEC further stated that drilling plans are also in the initial stages of development.
•
Workman Creek – In February of 2023, UEC filed a S-K 1300 Technical Report Summary titled "2022 Initial Assessment on the Workman Creek Project, US SEC Subpart 1300 Regulation S-K Report, Gila County, Arizona, USA", with an effective date of February 14, 2023, which includes a mineral resource estimate for the Workman Creek project, and is available under UEC's profiles at www.sedarplus.ca and www.sec.gov. The report disclosed an estimated inferred mineral resource of 4.459 million pounds of U3O8 (1.981 million short tons or 1.797 million tonnes at an average grade of 0.113% U3O8). UEC stated that economic factors have been applied to the estimates in consideration of reasonable prospects for economic extraction using a commodity price of US$75 per pound uranium oxide and that metallurgical recovery was assumed at 90%.
•
Slick Rock – On May 15, 2023, Anfield Energy Inc. ("Anfield") announced the filing of a NI 43-101 technical report disclosing updated mineral resources for the Slick Rock project as well as a PEA of the project. The technical report is titled "The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, National Instrument 43-101" with an effective date of May 6, 2023 (the "Slick Rock Technical Report"), prepared for Anfield, a copy of which is available under its profile at www.sedarplus.ca.

The Slick Rock Technical Report stated an updated PEA for the combined Velvet-Wood and Slick Rock projects. Project cost estimates are based on a conventional random room and pillar underground mine operation at the Velvet-Wood and Slick Rock mine areas. Mined material would be hauled by truck to the Shootaring Canyon Mill approximately 180 miles from Velvet-Wood and 200 miles from Slick Rock. Commodity prices used in the PEA are US$70 per pound for uranium oxide and US$12 per pound for vanadium pentoxide. Respective mill recoveries are estimated at 92% U3O8 and 75% V2O5. Total initial capital expenditures, not including current and sunk costs, is estimated at US$122.3 million. Total weighted average operating expenses is estimated at US$244 per ton mined and processed. The total cost per ton to produce saleable uranium and vanadium products is estimated at US$290 per ton. This compares to an estimated gross value of US$741 per ton.

The PEA contained in the Slick Rock Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that the preliminary economic assessment will be realized.

The technical report highlights a pre-tax project internal rate of return of 40% and a net present value of US$238 million, based on a discount rate of 8% and a uranium price of US$70 per pound, along with a vanadium price of US$12 per pound

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023 for the two combined projects. The report stated average annual production of approximately 750,000 pounds of uranium and 2.5 million pounds of vanadium per year is estimated over the 15-year mine life. The technical report estimates 1.7 million tons containing some 7.7 million pounds U3O8 for the Slick Rock project alone, with a vanadium to uranium ratio of 6 to 1.

•
Dewey Burdock – On August 10, 2022, enCore Energy Corp. ("enCore") announced that a panel of the United States Court of Appeals for the District of Columbia Circuit (the "DC Circuit Court") issued an opinion that the actions launched by the United States Nuclear Regulatory Commission (the "NRC") were lawful, affirming its decision to issue a license to extract uranium to Powertech Uranium (USA), Inc. a wholly owned subsidiary of enCore. On December 15, 2022, enCore announced that the DC Circuit Court denied the request of the Oglala Sioux Tribe and the group "Aligning for Responsible Mining" for a full panel review of this decision by a three-judge panel of that court. On March 20, 2023, enCore announced that the Sioux confirmed its decision not to seek review by the United States Supreme Court of the NRC license, and that the NRC license is now final and fully effective. Confirmation of the NRC license clears the way for the resumption of proceedings in two additional legal challenges to the Dewey-Burdock project final EPA Class III and V Underground well permits and aquifer exemption. Those challenges are based on some of the same issues decided in the NRC case.
•
Russell Lake/Russell Lake South – In a news release dated January 24, 2023, Skyharbour Resources Ltd. ("Skyharbour") announced the commencement of a 10,000 meters exploration drilling program on the Russell Lake project. Skyharbour stated that the project is a large, exploration stage uranium exploration property totaling 73,294 hectares strategically located between Cameco's Key Lake and McArthur River Projects and adjoining Denison Mines Corp.'s Wheeler River project to the west and Skyharbour's Moore Uranium project to the east. In a news release dated February 9, 2023, Skyharbour announced the signing of an exploration agreement with English River First Nation ("ERFN") for the Russell Lake and Moore Uranium projects in respect of Skyharbour's exploration and evaluation activities within the traditional territory of ERFN.

The Company currently owns a 1.9701% net-smelter return royalty on 23 of the 26 claims that currently comprise the exploration project.

•
Dawn Lake – The Cameco 2022 AIF disclosed that Cameco has one deposit with current resources stated on the Dawn Lake Project. The Tamarack deposit is disclosed as of December 31, 2022, reported as 17.9 million pounds U3O8 in 183,800 tonnes grading 4.42% U3O8 in the Indicated category and 1.0 million pounds U3O8 in 45,600 tonnes grading 1.02% U3O8 in the Inferred category. The deposit is unconformity-related at approximately 175 to 200 meters depth, located 10 km to the southwest of the McClean Lake mill.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Asset Portfolio

Royalties

The table below sets out the Company's principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty

Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Cigar Lake / Waterbury Lake(1)(3)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dawn Lake (2)(3)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(3)(4)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds 2% - 4% Gross Value Royalty
Energy Queen(3)(5)	Energy Fuels	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Lance	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(3) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(3)(6)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(3)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(3)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(7)	UEC	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Russell Lake and Russell Lake South(7)	Rio Tinto Limited/ Skyharbour	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
San Rafael(3)	Western Uranium and Vanadium Corp.	UT, USA	San Rafael Uranium District	2% Net Smelter Royalty
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Whirlwind(3)(8)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% - 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
A 10% to 20% sliding scale NPI royalty on a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest.
(2)
A 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects. As an NPI royalty this royalty will not generate revenue until production re-commences and only after cumulative expense accounts, that include development costs, are recovered.
(3)
The royalty acquired by URC does not apply to the entirety of the project.
(4)
A 2% to 4% sliding scale gross value royalty on portions of the Dewey-Burdock Project.
(5)
A 1% gross value royalty applicable to both uranium and vanadium sales from portions of the Energy Queen project. URC may choose to take product payment in physical ore or concentrates.
(6)
A 1.0% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(7)
The royalties on the Roughrider project and Russell Lake and Russell Lake South projects are represented by the same royalty instrument. Skyharbour is currently operating as an earn-in partner with Rio Tinto Limited.
(8)
A 2% to 4% sliding scale gross value royalty applicable to both uranium and vanadium sales from portions of the Whirlwind project. URC may choose to take product payment in physical ore or concentrates.

Strategic Investment in Yellow Cake plc

Since 2018, URC has been a shareholder of Yellow Cake, a company listed on the Alternative Investment Market of the London Stock

Exchange that purchases and holds physical uranium. The Company holds approximately 2.5% of the outstanding shares of Yellow Cake as of the date hereof. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at July 31, 2023. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement since fiscal year beginning on May 1, 2021.
•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. Yellow Cake disclosed that its total holdings of U3O8 was 18.81 million pounds for the quarter ended June 30, 2023 (Source: Yellow Cake plc).

Subsequent to July 31, 2023, the Company disposed of a portion of the Yellow Cake ordinary shares for gross proceeds of approximately $0.4 million.

In February of 2022, Russia commenced a military invasion of Ukraine. In response, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact global uranium prices and demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers, which could negatively impact the Company's investment in Yellow Cake. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on our business.

Overall Performance

For the three months ended July 31, 2023, the Company incurred a net loss of $1.0 million, compared to a net loss of $2.4 million for the same period of the previous fiscal year. As at July 31, 2023, the Company had working capital (current assets less current liabilities) of $132.3 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Discussion of Operations

Three months ended July 31, 2023, compared to three months ended July 31, 2022

On May 3, 2023, the Company made full repayment of all remaining principal, interest and fees in an aggregate amount of $9.7 million (US$7.2 million), and extinguished the BMO Credit Facility.

During the three months ended July 31, 2023, 565,722 Listed Warrants were exercised at an exercise price of $2.00 per share for gross proceeds of $1.1 million. No ATM Shares were distributed by the Company in the current quarter.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

The Company had a net loss of $1.0 million in the three months ended July 31, 2023, compared to $2.4 million in the same period of the prior year. The decrease in net loss for the three months ended July 31, 2023 was primarily attributable to a decrease in interest expenses of $0.4 million and share-based compensation expense of $0.4 million, a change in deferred income tax from an expense of $0.7 million in the three months ended July 31, 2022 to a recovery of $0.5 million in the current quarter ended July 31, 2023, offset by an increase in professional fees and insurance of $0.2 million.

In the three months ended July 31, 2023, the Company incurred professional fees and insurance of $0.5 million, consisting primarily of audit fee of $0.1 million, legal fee of $0.2 million associated with the graduation to the TSX, renewal of the ATM Program and for corporate matters, and insurance fee of $0.2 million, compared to $0.3 million in the same period in the previous fiscal year.

Transfer agent and regulatory fees in the three months ended July 31, 2023 of $0.4 million was mainly comprised of listing fees payable to TSX of $0.2 million, and regulatory and filing fees associated with the renewal of the ATM Program. The Company incurred transfer agent and regulatory fees of $0.1 million during the corresponding period in the previous fiscal year.

In the three months ended July 31, 2023, the Company recognized share-based compensation expense of $0.05 million, compared to $0.5 million during the same period in the previous fiscal year. This represents the vesting of share options issued by the Company to the management, directors, employees and consultants.

The Company recognized a foreign exchange loss of $0.1 million in the three months ended July 31, 2023 compared to a gain of $0.1 million in the same period in the previous fiscal year, primarily as a result of the exchange difference on the translation of cash denominated in U.S. dollars.

During the three months ended July 31, 2023, the Company recorded a gain on revaluation of short-term investments of $4.0 million, primarily from the increase in the fair value of the ordinary shares of Yellow Cake of $4.7 million, offset by a decrease in fair value of the common shares of QRC of $0.5 million and a foreign exchange loss of $0.2 million on the translation of the ordinary shares of Yellow Cake denominated in UK pounds sterling. In addition, the Company recognized deferred income tax expense of $0.5 million in the current quarter, as compared to deferred income tax recovery of $0.7 million in the corresponding period in the previous fiscal year, in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
October 31, 2021	—	(590)	(0.01)	—
January 31, 2022	—	(1,999)	(0.02)	—
April 30, 2022	—	(605)	(0.01)	—
July 31, 2022	—	(2,449)	(0.03)	—
October 31, 2022	—	(2,266)	(0.02)	—
January 31, 2023	—	(1,798)	(0.02)	—
April 30, 2023	13,854	670	0.01	—
July 31, 2023	—	(1,042)	(0.01)	—

Changes in net loss from quarter to quarter are affected primarily by the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, recognition of revenue from sales of uranium inventory, foreign exchange difference and interest expenses on the BMO Credit Facility, professional fees and regulatory fees incurred in connection with ATM Shares sold under the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. During the three months ended April 30, 2023, the Company's positive net income was primarily the result of the gross profit of $2.8 million generated from the sales of uranium inventory.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Liquidity and Capital Resources

	As at	As at
	July 31, 2023	April 30, 2023
	($'000)	($'000)
Cash	3,807	14,306
Short-term investments	43,129	38,340
Inventories	85,705	85,561
Working capital (current assets less current liabilities)	132,264	128,492
Total assets	179,365	185,788
Total current liabilities	849	10,336
Accounts payable and accrued liabilities	849	549
Total non-current liabilities	—	83
Shareholders' equity	178,516	175,369

As at July 31, 2023, the Company had cash of $3.8 million compared to $14.3 million at April 30, 2023. The decrease in cash was primarily due to the repayment of the BMO Credit Facility of $9.7 million and the purchase of additional short-term investments for $0.8 million.

The Company's short-term investments increased by $4.8 million from $38.3 million as at April 30, 2023 to $43.1 million as at July 31, 2023 is primarily due to an increase in fair value of the Company's investment in Yellow Cake and the purchase of additional 1,100,000 common shares in QRC in the open market at a price of $0.70 per share.

As at July 31, 2023 and April 30, 2023, the Company holds 1,548,068 pounds in its storage account. The Company has elected to receive royalty proceeds from the re-started McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $0.1 million on the McArthur River royalty and an increase in inventory by the same amount during the three months ended July 31, 2023. The Company will recognize revenue from its interest in McArthur River production when such uranium is sold.

The decrease of $9.5 million in total current liabilities is primarily due to the Company making full repayment of the BMO Credit Facility during the three months ended July 31, 2023.

As at July 31, 2023 the Company had working capital (current assets minus current liabilities) of $132.3 million compared to $128.5 million as at April 30, 2023. The Company has committed to purchase physical inventory of $25.2 million with payments of $18.8 million and $6.4 million due in due in October 2023 and June 2024, respectively. The Company believes that it has sufficient cash on hand and liquid assets available to satisfy its purchase commitments over the next 12 months.

The Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the initial public offering in December 2019, cash receipts from the repayment of a promissory note in a prior year, the BMO Credit Facility of US$15.0 million established in 2021, proceeds received from the public offering in May 2021 and shares sold under the ATM Program. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs, contractual obligations and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Contractual Obligations

The following table summarizes the Company's contractual obligations as at July 31, 2023, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Office lease	$464	$87	$174	$174	$29
Purchase of physical uranium	$31,682	$25,161	$6,521	—	—
Total	$32,146	$25,248	$6,695	$174	$29

Cash Flows

Operating Activities

Net cash used in operating activities during three months ended July 31, 2023 was $1.1 million compared to $6.7 million for the same period in the previous fiscal year. This was as a result of operating expenditures incurred during the period, which consisted of general and administrative expenses, management and directors' fees, regulatory fees and professional fees. The decrease of net cash used in operating activities is primarily due to the $7.5 million purchase of physical uranium during the same period in the previous fiscal year compared to no physical uranium transactions during the three months ended July 31, 2023.

Investing Activities

Net cash used in investing activities during three months ended July 31, 2023 was approximately $0.8 million compared to $0.5 million cash generated in the same period in the previous fiscal year. During the three months ended July 31, 2023, the Company purchased 1.1 million additional common shares in QRC for $0.8 million.

Financing Activities

Net cash used in financing activities during three months ended July 31, 2023 was $8.6 million. During the three months ended July 31, 2023, the Company repaid the the BMO Credit Facility in full for $9.7 million. In addition, the Company received proceeds of $1.1 million from the exercise of common share purchase warrants. During the three months ended July 31, 2022, the Company received net cash of $2.2 million from the BMO Credit Facility, and $3.8 million from ATM Shares sold under the ATM Program.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three months ended July 31, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three months ended July 31, 2023, comprised of:

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

	For the three months ended July 31,
	2023	2022
	($ '000)	($ '000)
Management salaries	94	61
Directors' fees	52	45
Share-based compensation	26	264
Total	172	370

Critical Accounting Estimates and Judgments

The preparation of the condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company's financial statements for three months ended July 31, 2023.

Financial Instruments and Risk Management

At July 31, 2023, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the foreign exchange rate, if applicable, and the quantity of shares held by the Company.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with a Canadian chartered financial institution of which the majority of its bank balances is uninsured as at July 31, 2023. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2023. The Company's working capital (current assets minus current liabilities) as at July 31, 2023 was $132.3 million. The Company's accounts payable and accrued liabilities are all expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Currency risk

Financial instruments that impact the Company's net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at July 31, 2023 would have an impact, net of tax, of approximately $3.2 million on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $0.3 million on net loss for the year ended July 31, 2023.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at July 31, 2023, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $3.7 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 101,167,229 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

	Exercise Price	Number
Expiry Date	($)	Outstanding
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	15,934,860
		16,030,448

Notes:

(1)
Unlisted warrants.
(2)
Listed Warrants.

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding

May 31, 2024	3.31	100,000
May 31, 2026	3.49	612,500
May 31, 2026	4.10	50,000
September 15, 2026	5.46	40,000
January 13, 2027	4.93	5,000
May 13, 2027	3.31	332,500
June 20, 2027	3.26	25,000
July 7, 2027	2.88	25,000
September 9, 2027	4.20	1,000
October 24, 2027	3.15	5,000
August 21, 2028	2.92	418,800
August 29, 2028	3.30	32,500
		1,647,300

Each option entitles the holder thereof to purchase one Common Share.

Uranium Royalty Corp. Management’s Discussion and Analysis For the three months ended July 31, 2023

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended July 31, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended July 31, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+ at www.sedarplus.ca.

Additional Information

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.